TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

5 Penn Plaza

New York, NY 10001

October 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Lyn Shenk, Branch Chief

Re:	Town Sports International Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 14, 2014
File No. 000-52013
Form 10-Q for Fiscal Quarter Ended June 30, 2014 Filed July 31, 2014
File No. 000-52013

Dear Ms. Shenk:

We are writing to respond to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2014 (the “Comment Letter”) relating to Form 10-K for the fiscal year ended December 31, 2013, as filed by Town Sports International Holdings, Inc. (the “Company” or “we”) on March 14, 2014 (the “Form 10-K”).

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2013

“Notes to Consolidated Financial Statements, Note 2: Correction of Accounting Errors, page F-8”

1.	We note your disclosure that the results for the fiscal year ended December 31, 2013 includes corrections of accounting errors that relate to the fiscal year ended December 31, 2012. In addition, we note that fiscal years ended 2012, 2011, 2010, 2009, and 2008 also include amounts relating to corrections of accounting errors. Your disclosure states that these adjustments were not considered material individually or in the aggregate to previously issued financial statements but because of the significance of these adjustments, you have revised the respective balance sheets and statements of cash flows. In light of the significance of some of the adjustments, as well as the recurring incidence of errors, particularly in regard to income taxes, please tell us your consideration that a material weakness in internal control over financial reporting existed because of these accounting errors in addition to the material weakness that you have disclosed.

Response:

As noted by the Staff, the Company has disclosed a series of accounting corrections in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as well as prior Annual Reports on Form 10-K. In determining whether the deficiencies giving rise to these accounting corrections constituted a material weakness in internal control over financial reporting or rather whether such deficiencies instead were considered to be significant or control deficiencies, the Company considered the control deficiencies and the definitions of “material weakness” and related indicators, as well as the definition of “significant deficiency”, concluding that the deficiencies, individually and in the aggregate, did not give rise to a material weakness in internal control over financial reporting.

As defined by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Both the literature of the Commission and the Public Company Accounting Oversight Board contain four “indicators of material weakness”: (i) whether the deficiencies were indications of fraud on the part of senior management; (ii) whether the deficiencies resulted in a restatement of previously issued financial statements to reflect the correction of a material misstatement or fraud; (iii) identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s internal control over financial reporting; and (iv) whether the deficiencies were the result of ineffective oversight of the company’s financial reporting and internal control by those charged with governance.

In contrast, a “ significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

Prior to filing the Company’s Annual Report on Form 10-K, the Company assessed each of the accounting corrections identified in its periodic reports and determined that the errors identified were not material, individually or in the aggregate, to any of the Company’s particular annual or interim financial statements. The Company assessed the underlying deficiencies identified in accordance with the framework within the SEC’s ‘Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934’ (SEC Guidance) and determined that these deficiencies did not give rise to a “material weakness” as the possible errors that could arise from the deficiencies could not be material, individually or in combination, to any of the Company’s particular annual or interim financial statements.

As the Staff identified in its letter, several of the accounting corrections during the past several years have related to the accounting for income taxes. During 2013, the Company’s internal control processes identified the tax accounting error related to the manner in which the Company had previously treated landlord allowances on its income tax returns, dating back to periods prior to 2010. The Company has a control in place to evaluate tax positions taken on its tax returns, however, prior to Q4 2013 this control was not designed to consider landlord allowances. Management analyzed the error and related control deficiency, all other tax positions were reviewed and it was determined that the design gap was only related to the review of tax positions related to landlord allowances. The total landlord allowances were not material to previously issued financial statements, and represent the total exposure related to this deficiency. Due to the exposure of the design gap deficiency being immaterial, the possible error could not be material and therefore management determined the deficiency was not a material weakness.

The other out-of-period tax adjustment recognized in the fourth quarter of 2013 related to temporary differences in fixed assets for state depreciation, which dated to periods prior to 2009. This was identified as a potential adjustment in 2012 by management as part of their income tax review control process and subsequently adjusted in 2013. Because this was identified by management in 2012 and then corrected in 2013, it was determined to be a deficiency as of December 31, 2012 and remediated in 2013. Management concluded that this error was not material to previously issued financial statements and that the correction represents the total exposure related to this deficiency.

There were also control deficiencies related to the accounting for income taxes associated with the adjustments recognized in 2012 and 2011. The total exposure related to such deficiencies was limited based on the nature of the error and generally related to different discrete items from those otherwise identified. For example, the correction identified in the fiscal years prior to 2013 related mainly to un-reconciled differences related to fixed assets and accounting for state net operating losses and classification of deferred taxes as current versus noncurrent. The corrections made in fiscal 2013, in comparison, related mainly to application of accounting guidance for temporary differences in landlord allowances and in fixed assets for state depreciation. Management assessed the errors identified and associated control deficiencies and determined that any related deficiencies were either control deficiencies or significant deficiencies, but not material weaknesses.

The other accounting corrections, which were not related to the provision for corporate income taxes and deferred taxes, were due to either (i) deficiencies related to accounting for sub-lease amendments and terminations or (ii) deficiencies related to balance sheet classification of deferred promotions. In each of these cases, management concluded that, in accordance with SEC Guidance, the underlying transactions within scope of the deficiencies were not material, the deficiencies could not result in a material misstatement, and therefore the deficiencies were not material weaknesses. For example, in fiscal 2013, the out-of-period adjustment related to rental income from subtenants was a result of a deficiency in a control related to sublease amendments or terminations, which could not materially impact the Company’s financial statements. The classification error related to deferred promotions represented 100% of the balance of that account as of December 31, 2012. Therefore, there was no additional potential exposure related to this deficiency that could materially impact the Company’s financial statements.

Management analyzed the identified deficiencies, in the aggregate, to determine if the combined deficiencies might prevent prudent officials in the conduct of their own affairs from concluding that they have a reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Management concluded that the combined total possible misstatement from these deficiencies could not be material and were not indicative of a larger control deficiency in the internal controls over financial reporting for the income tax process or other processes. Management also concluded that the underlying cause was not an intentional effort to override the control structure to commit fraud or misstate the financial statements, but rather accounting errors. Management concluded that these internal control deficiencies, individually and in the aggregate, were not an indicator of a material weakness but were either significant deficiencies or control deficiencies, individually or in the aggregate.

Form 10-Q for Fiscal Quarter Ended June 30, 2014, Management’s Discussion and Analysis: Liquidity and Capital Resources, Operating Activities, page 25

2.	Please note that your analysis of the decrease of $20.1 million, or 45%, in cash flows of operating activities should focus on factors that directly affect cash, and not merely refer to changes in earnings that contain accrual and noncash items that do not affect cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide a more robust disclosure. Quantify all cited factors so that investors may understand the magnitude and relative impact of each. Provide us with a sample of your intended revised disclosure.

Response:

As per Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”, beginning for the third quarter 2014, the Company will provide in its Form 10-Q for the nine months ended September 30, 2014 a more robust disclosure of Operating Cash Flow. Such disclosure will be substantially similar in scope to the hypothetical example below, based on the Company’s June 30, 2014 financial results:

“Operating Activities. Net cash provided by operating activities for the six months ended June 30, 2014 decreased $20.1 million compared to the same period last year. The decrease was mainly driven by a decrease in cash received related to membership dues and joining fees of $8.4 million, and for-pay programs of $0.9 million, all related to the decrease in membership volume in the six months ended June 30, 2014 compared with the prior year period. In addition, there were increased payments for rent of $4.4 million and utilities of $2.9 million as well as timing differences of various individual immaterial payments and collections compared to the same period in 2013. These cash decreases were partially offset by the decline in cash paid for interest of $1.4 million.”

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Carolyn Spatafora

Carolyn Spatafora

Town Sports International Holdings, Inc.

Chief Financial Officer

cc.	David M. Kastin, Esq. (Senior Vice President, General Counsel, Town Sports International)
Peter Schlicksup, (PricewaterhouseCoopers, LLP)
Michael D. Nathan, Esq. (Simpson Thacher & Bartlett LLP)